EXHIBIT 12.1

HCC INDUSTRIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For The Year Ended
	March 29,		March 30,	March 31,
	2003		2002	2001
Earnings:

Earnings (loss) before taxes, cumulative effect of accounting change and extraordinary item	$(7,795)		$4,891	$8,737

Add: Fixed charges (1)	9,582		9,847	10,717

	$1,787		$14,738	$19,454
Fixed Charges: (1)

Interest expense	$9,582		$9,847	$10,717

Ratio of Earnings to Fixed Charges	—	(2)	1.5	1.8

(1)     The ratios of earnings to fixed charges were computed by adding earnings before income taxes and extraordinary item to fixed charges and dividing by fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.

(2)          The Company’s earnings were insufficient to cover fixed charges for the fiscal year ended March 29, 2003. The dollar amount of the deficiency was $7,795,000.